RICHEMONT

04030875

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

JUN 17 2004

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

10 June 2004

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing Richemont's annual results at 31 March 2004. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Sluff

Alan Grieve

Enclosures

dlw 6/22

cc: Mr Richard L Muglia

File no 82-4102

10 June 2004

RICHEMONT

RESULTS FOR THE YEAR ENDED 31 MARCH 2004

Richemont, the Swiss luxury goods group, announces its results for the year ended 31 March 2004

		March 2004		March 2003	
Sales	€	**3 375 m**	€	3 651 m	- 8 %
Operating profit	€	**296 m**	€	259 m	+ 14 %
Net profit					
- parent and subsidiaries	€	**238 m**	€	156 m	+ 52 %
- share of associated company	€	**422 m**	€	486 m	- 13 %
- the Group	€	**660 m**	€	642 m	+ 3 %
Earnings per unit – fully diluted basis	€	**1.193**	€	1.153	+ 3 %
Dividend per unit	€	**0.40**	€	0.32	+ 25 %

In accordance with the style of presentation used in previous years and for ease of comparability, these results are presented on an adjusted basis, excluding the effects of goodwill amortisation in respect of the Group's investment in British American Tobacco and exceptional items in both periods.

- Despite a difficult first six months, sales in constant currency terms for the year as a whole were in line with the previous year. Given the strength of the euro during the year, however, sales at actual exchange rates declined by 8 per cent.
- Although gross margin decreased by 8 per cent to € 2 092 million, operating profit increased by 14 per cent to € 296 million as a result of lower operating expenses. Operating expenses decreased by 11 per cent. This reduction reflected the non-recurrence of specific restructuring and impairment charges of € 91 million, reported in the prior year, together with the impact of cost control measures and currency effects.
- Free cash flow from operations was € 349 million, an increase of € 135 million compared to the prior year. Net borrowings at 31 March 2004 declined by € 383 million to € 794 million.
- The Group's share of the results of British American Tobacco amounted to € 422 million, a decrease of € 64 million. This stemmed principally from the Group's lower equity interest in the company during the year, combined with currency effects.
- Net profit of the Group on an adjusted basis increased by 3 per cent to € 660 million. After taking into account goodwill amortisation in respect of the Group's interest in British American Tobacco and exceptional items, net profit on a reported basis declined from € 728 million to € 320 million.
- Reflecting the Group's confidence in the future, it is proposed that the dividend be increased by 25 per cent to € 0.40 per unit.

Index **Page**

Executive Chairman's Review

Commenting on the results, Mr Johann Rupert, Executive Chairman, said:

This has been a testing year for Richemont, albeit one that has seen the Group rise to the challenges that it has faced. Across the Group, there has been an enhanced sense of urgency and a re-awakening of the understanding of the need to attract customers with unique products of beauty, of the highest quality and featuring innovative design and technology. This is evidenced by the new products that have been launched during the year.

The Group's results for the year have suffered significantly from the impact of the SARS crisis during the period from April to June last year. We have, however, witnessed a gradual improvement in demand since that time, with a more marked pick-up in the period from December 2003 onwards.

Results for the year

The Group's sales, at € 3 375 million, were some 8 per cent below those of the prior year. Business in the Asia-Pacific market was particularly hit by the SARS epidemic and the Group's core market in Europe suffered from the depressed economic environment. However, we have seen an improvement in the latter part of the year, with sales in constant currency terms in the final quarter of the financial year having grown by 10 per cent. This strong performance reflected particularly good results in the United States and in the Asia-Pacific region and some signs of recovery in Europe.

Operating profit for the year, at € 296 million, is 14 per cent above the prior year's level, notwithstanding lower sales and gross margin. It should be noted, however, that provisions for restructuring costs impacted heavily on the prior year's results. Excluding the effect of restructuring and impairment charges in the prior year, operating profit declined by 15 per cent.

I am pleased to report that, across the Group, great attention has been paid this year to controlling costs and optimising our structures. As announced last year, we have closed one manufacturing facility in Switzerland and have taken action to eliminate loss-making boutique operations, most importantly at Alfred Dunhill and Lancel. In addition, management have critically evaluated the way in which the Group does business, placing emphasis on increasing efficiency. Our drive to control costs continues and I expect to see further benefits in the current year and in the future. Our job now is to grow the business whilst keeping costs strictly under control.

The Group's equity-accounted share of the profits of British American Tobacco amounted to € 422 million for the year under review. This is 13 per cent below the previous year, largely as a consequence of the change in accounting treatment of Richemont's interest in its holding of BAT preference shares together with the adverse effect of the strengthening of the euro against sterling.

The investment in British American Tobacco represents a strong foundation for Richemont. It contributes significantly to Group profits and, in cash terms, Richemont received dividends of € 252 million over the past year.

Cash flow

During the year ended 31 March 2004, Richemont's operations – excluding the contribution from British American Tobacco – generated € 349 million in free cash. In difficult times, this is testimony to the strength of the underlying business and the effectiveness of management in monitoring working capital. Equally, following recent years when capital expenditure on manufacturing facilities has been running at relatively high levels, we are now seeing a return to more normalised levels of capex.

The strong cash generation from the luxury goods businesses, combined with the dividend flow from British American Tobacco, has resulted in the Group's net debt at 31 March 2004 being reduced to € 794 million. On 4 June 2004, Richemont received the proceeds of the disposal of its interest in the preference

shares issued by British American Tobacco as part of the consideration for the merger of Rothmans International in 1999. These proceeds amounted to £ 544 million or some € 828 million.

As a consequence of the cash inflow from the preference shares, Richemont is now in a net cash position. In today's business climate, I find that an attractive position for the Group.

British American Tobacco ('BAT')

Investors will recall that Richemont's holding of preference shares represented part of the consideration received in 1999 at the time of the merger of Rothmans International and BAT. Richemont was obliged under the terms of the merger agreement to either sell those shares in the market or otherwise see them redeemed by BAT on the fifth anniversary of the transaction in June this year. In anticipation of this deadline, the Group had issued convertible call warrants over the preference shares in January 2003. The warrant holders have now exercised their rights to take delivery of new ordinary shares issued by British American Tobacco, thereby diluting Richemont's effective interest from 19.6 per cent at 31 March 2004 to 18.6 per cent today.

Assuming that BAT will continue its own buy-back programme, I expect that Richemont's effective interest in the ordinary capital will once again gradually increase. Given prevailing stock exchange regulations and our undertakings to BAT, however, Richemont's effective interest cannot increase above 20 per cent of the ordinary capital.

Dividend

Given the Group's healthy cash position and the improvement that we have seen in recent months in trading conditions, the Board feels it appropriate to recommend an increase of 25 per cent in the dividend payable in the current year. The dividend per unit will therefore be € 0.40.

Richemont's businesses

I mentioned earlier that Richemont's Maisons have responded excellently to the challenges that have been presented to them, bringing new products to market and attracting customers to our stores. Everyone in the organisation has focused on the need to enhance the levels of creativity, excellence and service that are the cornerstone on which the businesses have been built. I would like to thank all our managers and employees for the manner in which they have contributed to the improvements that we have seen this year.

New products have been brought to market with shorter lead times in terms of design, prototyping and production cycles. These products are some of the most exciting that the Maisons have launched in recent years. In this respect, Cartier is to be complimented for its award-winning *Déclaration* range of ladies watches and the new *Santos* collection of men's and ladies watches launched earlier this year. The new *Santos* models celebrate 100 years of the design, which was originally created to celebrate the pioneering Brazilian aviator, Alberto Santos-Dumont.

Whilst all of the Group's watchmaking Maisons offer products of the highest calibre, I would single out Jaeger-LeCoultre for a special mention this year. At the Salon International de la Haute Horlogerie held in Geneva in April 2004, Jaeger-LeCoultre presented the world's first spherical tourbillon movement, a masterpiece of engineering and miniaturisation and a tribute to the skill of the watchmakers involved in its conception, design and production. A limited edition of 75 *Gyrotourbillon I* watches will be produced, all of which had been sold by the end of the Salon.

Montblanc, our principal writing instrument manufacturer, continues to broaden its appeal in new market areas, with new product ranges and with enhanced distribution, for example through its flagship boutique on Madison Avenue in New York, which opened during the year.

The year has seen significant progress being made at both Alfred Dunhill and Lancel. The very high losses in the year to 31 March 2003, which included substantial restructuring charges, will not be repeated and I believe that both companies are on track for recovery. Alfred Dunhill has enhanced its wholesale

distribution activity, particularly in the United States and Europe, and is successfully growing its business in Mainland China. Lancel is focusing on the domestic French market, whilst developing a wholesale business in selected territories overseas.

Current trading and outlook for the year

Although the year under review started with a combination of extremely adverse conditions, there has been a steady improvement in global sentiment since last summer. That has translated into a recovery in terms of Richemont's businesses. The improvement in sales picked up markedly from December 2003 and continued into the final quarter, with very strong performances being seen in the United States and Asia.

We have also seen strong demand in April and May 2004, with increases in sales at actual exchange rates of 23 and 21 per cent, respectively. Although coming off a low base last year, as a consequence of the SARS crisis and the war in Iraq, the Group's results in the first half of this year will inevitably benefit from the improved performance that we are currently seeing.

Nevertheless, we prefer to take a cautious stance as to the outlook for the remainder of the financial year. There are, however, some grounds for optimism and I am confident that the Group is now well positioned to benefit from any improvement in consumer demand that we may see in the months ahead. Given the potential of the underlying businesses and the strength of Richemont's balance sheet, my colleagues and I look to the future with confidence.

Business Review

Sales and operating profit

	March 2004 € m	March 2003 € m		
Sales	**3 375**	3 651	-	8 %
Cost of sales	**(1 283)**	(1 367)		
Gross margin	**2 092**	2 284	-	8 %
Net operating expenses	**(1 796)**	(2 025)	-	11 %
Operating profit	**296**	259	+	14 %

Although underlying sales in local currencies were in line with the prior year, the strengthening of the euro, in particular against the dollar and the yen, resulted in sales at actual exchange rates being 8 per cent below the prior year's levels, at € 3 375 million. Whilst sales in the first six months of the year were down by 14 per cent, trading in the second six months showed promising signs of recovery. In constant currency terms, sales during the final quarter of the year increased by 10 per cent.

The gross margin percentage declined from 62.6 per cent to 62.0 per cent. Currency movements had an adverse impact given the predominantly euro and Swiss franc cost base of the Group, whilst manufacturing capacity utilisation remained below optimum levels.

Net operating expenses, including the impact of restructuring and impairment charges in the prior year, decreased by 11 per cent. This more than offset the decrease in gross margin and resulted in a 14 per cent increase in operating profit compared to the prior year.

Restructuring and impairment charges in the prior year of € 91 million related to the restructuring of Alfred Dunhill and Lancel activities, the rationalisation of the Group's manufacturing operations and the termination of certain lease commitments. No material restructuring or impairment charges are included in the results for the year under review.

Operating profit increased to € 296 million and the operating margin improved by 1.7 percentage points to 8.8 per cent.

Analysis of sales and profitability by business area

The following table analyses the sales and operating contribution of the Group's five main areas of activity. In contrast with the presentation adopted last year, a new business segment, "Leather and accessories", which comprises Alfred Dunhill and Lancel, has been introduced. In addition, restructuring and impairment charges totaling € 91 million in respect of the prior year have been allocated to each respective area of activity. Appendix 1 to this report provides a reconciliation to the previously presented figures.

	March 2004	March 2003 - restated		
	€ m	€ m		
Sales				
Jewellery Maisons	**1 808**	1 994	-	9 %
Specialist watchmakers	**780**	808	-	4 %
Writing instrument manufacturers	**389**	394	-	1 %
Leather and accessories Maisons	**258**	302	-	15 %
Other businesses	**140**	153	-	8 %
	3 375	3 651	-	8 %
Operating result				
Jewellery Maisons	**367**	421	-	13 %
Specialist watchmakers	**95**	80	+	18 %
Writing instrument manufacturers	**55**	68	-	19 %
Leather and accessories Maisons	**(42)**	(107)	+	61 %
Other businesses	**(9)**	(25)	+	64 %
	466	437	+	7 %
Unallocated costs	**(170)**	(178)	-	5 %
Operating profit	**296**	259	+	14 %

In the table above, those Maisons which are principally engaged in a specific business area have been grouped together. Accordingly, those businesses which have a heritage as producers of high jewellery and jewellery watches – Cartier and Van Cleef & Arpels – are grouped together as jewellery Maisons. Their entire product ranges, including watches, writing instruments and leather goods, are reflected in the sales and operating results for that segment.

The Group's jewellery Maisons reported a decline of 9 per cent in sales at actual exchange rates, although sales were only 1 per cent lower at constant rates. This was largely attributable to the weakness of the dollar and yen against the euro during the year under review. During the year, Cartier launched many new jewellery products, including *Les Secrets du Boudoir* and *Les Délices de Goa* lines, extensions to the *Le Baiser du Dragon* collection, launched in the previous year, and the *Charms* range. Cartier watch sales included the contribution from the *Déclaration* range as well as new models in the *Roadster* collection. Van Cleef & Arpels' sales – in constant currency terms – increased, reflecting better trading in the brand's boutique network and the benefit of the new product ranges, including *Midsummer Night's Dream* and *Frivole.*

The Group's specialist watchmakers reported a 4 per cent decrease in sales at actual exchange rates. At constant exchange rates, however, sales were 4 per cent above the prior year. Good sales growth was reported by Jaeger-LeCoultre, IWC, Officine Panerai and Vacheron Constantin. Both Jaeger-LeCoultre and

IWC benefited from the development of new markets, largely linked to their move on to the Richemont regional distribution platforms. New model ranges helped all of the watchmaking Maisons generate stronger sales in the second half of the year.

Richemont's writing instruments manufacturers - Montblanc and Montegrappa - reported constant currency sales growth of 6 per cent for the year. This increase was largely attributable to the further expansion of Montblanc's retail network, including the opening of a North American flagship boutique in New York. Whilst writing instrument sales benefited from the launch of the *Starwalker* collection, the growth in sales of other products, including leather goods and watches, confirms the success of Montblanc's diversification strategy. These products now account for 36 per cent of the brand's sales. The developing Montegrappa brand increased sales by almost 50 per cent in the year, albeit from a small base.

The Group's "Leather and accessories" businesses, being Alfred Dunhill and Lancel, have reported lower levels of losses as the benefits of the restructuring steps taken last year begin to flow through into results. In the prior year, restructuring and impairment charges contributed € 52 million to operating losses. Excluding the impact of store closures for both Maisons, sales at constant exchange rates decreased by 3 per cent for the year as a whole. Lancel's focus is now on France, the brand's traditional base, and China, where 11 franchised stores have already been established.

The "Other businesses" segment includes Chloé, Hackett, Purdey and Old England as well as certain watch component manufacturing activities for third parties. The inclusion of these smaller businesses in one segment recognises the disparity in size between them and the Group's larger operations. These Maisons are still in a developmental phase, albeit that some - such as Chloé and Hackett – are growing rapidly. Sales of these businesses reflected the trends seen during the year, with the first half being extremely difficult and a return to growth in constant currency terms in the second half of the year.

Operating profit before unallocated costs totalled € 466 million, an increase of 7 per cent compared to the prior year. This reflects the lower gross margin contribution, offset by reductions in operating expenses and significantly lower restructuring and impairment charges. Unallocated costs represent the costs of general management, marketing support and related central marketing initiatives as well as any central service costs which cannot be directly allocated to segments. Central services include, for example, the IT, legal, intellectual property and finance functions of the Group.

Sales by region

	March 2004 € m	March 2003 € m	at actual exchange rates	at constant exchange rates
Europe	**1 458**	1 558	- 6 %	- 5 %
Japan	**625**	705	- 11 %	- 3 %
Asia-Pacific	**637**	695	- 8 %	+ 7 %
Americas	**655**	693	- 5 %	+ 11 %
	3 375	3 651	- 8 %	+ 0 %

Sales in European markets account for 43 per cent of sales, making this the Group's most important geographic region. With the combined effects of lower tourist numbers as well as weak domestic economies, sales in the region decreased by 6 per cent for the year, although encouraging signs emerged in the final quarter with growth at constant exchange rates of 8 per cent being reported. At constant exchange rates, full year sales in France and Italy declined by 13 per cent and 7 per cent respectively, whilst sales in the United Kingdom, where the economic climate was more positive, increased by 5 per cent. Sales in Germany decreased by 12 per cent.

Sales in Japan decreased by 3 per cent in constant currency terms or 11 per cent on conversion into euros at actual exchange rates. The weaker yen resulted in price increases during the year. The impact of these increases, together with a limited offering of engagement rings and jewellery lines at lower price points, in particular at Cartier, contributed to a relatively weak performance.

Sales in the Asia-Pacific region increased by 7 per cent in constant currency terms but were 8 per cent lower at actual exchange rates. These encouraging figures reflect strong sales growth in the second half of the year under review, given the negative impact of the SARS epidemic earlier in the period. In constant currency terms, annual sales in Hong Kong and China increased by 5 per cent and 24 per cent, respectively. As elsewhere, the positive trend seen in the latter part of the year continued, with sales in the Asia-Pacific region showing growth of 18 per cent in constant currency terms during the final quarter.

The Americas region showed sales growth of 11 per cent in constant currency terms, reflecting the strong economy and renewed consumer confidence. In euro terms, however, sales decreased by 5 per cent for the year as a whole. Again, the final quarter of the financial year showed particularly strong growth, with sales increasing by 23 per cent at constant rates.

Sales by distribution channel

	March 2004 €m	March 2003 €m	
Retail sales	**1 392**	1 496	- 7 %
Wholesale sales	**1 983**	2 155	- 8 %
	3 375	3 651	- 8 %

Retail sales remained in line with the previous year at 41 per cent of total sales. At constant exchange rates, retail sales were 2 per cent higher, the modest increase reflecting good growth in Asia-Pacific and the Americas, largely offset by weakness in Japan. European retail sales were broadly in line with the prior year.

In constant currency terms, wholesale sales were in line with the prior year, a shortfall in Europe offsetting growth in other regions. At actual exchange rates, total wholesale sales decreased by 8 per cent to € 1 983 million.

The Group's network of owned stores grew by 14 during the year to 552 outlets. Cartier opened 6 new boutiques in the year but also closed 6, whilst Van Cleef & Arpels opened one new boutique, in Japan. Most of the overall increase relates to the 14 new openings by Montblanc, including a New York flagship store for the US market. The continuing rationalisation of the Alfred Dunhill retail network led to the net closure of 9 stores. The increase in "Other" reflects the internalisation of certain Chloé franchise stores in Japan.

Retail network (number of points of sale)

	Owned	Franchised	Total
Cartier	**157**	55	212
Van Cleef & Arpels	**33**	7	40
Piaget	**19**	14	33
Montblanc	**141**	87	228
Alfred Dunhill	**73**	85	158
Lancel	**70**	52	122
Hackett	**26**	0	26
Other	**33**	13	46
	552	313	865

Profit and loss account and results of associated company

	March 2004 € m	March 2003 € m
Operating profit	**296**	259
Net investment income/(expense)	**6**	(56)
Profit before taxation	**302**	203
Taxation	**(64)**	(50)
Profit after taxation	**238**	153
Minority interests	**0**	3
Net profit of the parent and its subsidiaries	**238**	156
Share of results of associated company - British American Tobacco	**422**	486
Net profit of the Group	**660**	642

Following the change of accounting treatment in respect of the British American Tobacco preference shares as a consequence of the issue of call warrants over those shares in January 2003, income of € 40 million (2003: € 9 million) has been included within the net investment income/expense caption in terms of the adjustment to the net present value of the shares. Interest expense in respect of the Group's net debt during the year reflected the continuing low level of interest rates globally and lower levels of net debt during the year. In the prior year, net investment expense included provisions of some € 20 million to write down unlisted investments to the prevailing valuation as at 31 March 2003.

The Group's effective taxation rate for the year declined from 24.7 per cent to 21.2 per cent. This reflected the ongoing benefits of operational integration and the continuing pattern of lower corporate tax rates globally.

Associated company - British American Tobacco ('BAT')

The Group's share of the results of its associated undertaking, BAT, decreased by 13 per cent to € 422 million.

The figure in respect of the Group's share of the results of BAT represents the Group's 19.2 per cent share of BAT's results for the six months to 30 September 2003 and its 19.6 per cent share of BAT's results for the six months to 31 March 2004. The movement in the Group's percentage holding of BAT's ordinary capital is due to the share buy-back programme carried out by BAT during the year. The Group does not participate in the buy-back programme.

The results for the comparative period reflected the Group's 21.0 per cent effective interest for the nine months to 31 December 2002 and a lower interest of 18.6 per cent for the three months to 31 March 2003. The reduction in the effective interest followed the issue of warrants over the BAT convertible redeemable preference shares by R & R Holdings SA, Richemont's joint venture interest, in January 2003 and the resultant change in the accounting treatment of the preference shares. The warrants were exercised on 28 May 2004, resulting in the preference shares being converted into ordinary shares. Given the increase in the number of ordinary shares as a consequence of the conversion of the preference shares, Richemont's effective interest in the ordinary capital of BAT has now decreased to 18.6 per cent.

On 4 June 2004, Richemont received £ 544 million in respect of its holding of the preference shares. In euro terms, this amounted to € 828 million.

BAT's attributable profit, excluding goodwill amortisation and exceptional items, was 1 per cent higher than the prior year. However, after taking into account the adjustment to the present value of the preference shares and preference share dividends, the results for 2004 were 1 per cent below the comparable figure in the prior year. Taking into account the Group's reduced equity interest and the 8 per cent strengthening of the euro against the pound over the prior year, the Group's share of BAT's results in euro terms declined by 13 per cent.

In its financial year to 31 December 2003, BAT had shipments of 792 billion cigarettes, an increase of 2 per cent over the prior year. Their four global "drive" brands, Kent, Dunhill, Lucky Strike and Pall Mall grew by 13 per cent between them over the prior year. Kent's volumes reached almost 30 billion, up 14 per cent, while Dunhill, already over the 30 billion mark, was up 8 per cent. Lucky Strike had a difficult time but performed more strongly as the year progressed. Pall Mall broke the 30 billion barrier for the first time, up 32 per cent, largely due to an impressive performance in Italy.

During the year, BAT acquired Tabacalera Nacional S.A.A. in Peru and Duvanska Industija Vranje in Serbia. Effective 31 December 2003, it also acquired Ente Tabacche Italiani S.p.A. in Italy. The major transaction announced by BAT during the year was the proposed creation of Reynolds American, combining R. J. Reynolds ('RJR') and the US businesses of BAT's American subsidiary, Brown and Williamson, to form Reynolds American, a holding company to be 58 per cent owned by RJR shareholders and 42 per cent owned by BAT. In addition, Lane Limited, BAT's US smoking tobacco and cigar business, will be sold by BAT to Reynolds American for $ 400 million in cash. Reynolds American will have a combined share of approximately one third of the US domestic market. Subject to regulatory approval, BAT anticipates that this transaction will be completed later this year.

On a regional basis, BAT's operating profit - excluding goodwill and exceptional items - was 4 per cent higher at £ 2 781 million, with higher contributions from Asia-Pacific, Latin America and Africa and Middle East regions. The growth of profit at comparable rates of exchange would have been 3 per cent as the impact of a stronger euro and South African rand more than offset the continued weakness of the US dollar and currency devaluations in Latin America.

During the year to December 2003, BAT's profit from the America-Pacific region was £ 955 million, down £ 23 million from the previous year, as US dollar exchange rate movements and the very difficult trading conditions in the US cigarette business were only partly offset by a strong profit increase from the rest of the region. Volumes were down 4 per cent to 103 billion, as the increases from South Korea and Japan were more than offset by the impact of lower industry volumes in the US and Canada.

In Asia-Pacific, regional profit was up £ 10 million to £ 473 million over the prior year with outstanding performances in Australia, Malaysia, Vietnam and India, partially offset by reduced profit from Cambodia, Indonesia and duty free. Regional volumes remained constant.

In Latin America, profits were up £ 47 million to £ 440 million due to increases from many markets in the region and the first-time contribution from the acquisition in Peru. The excellent regional results were achieved despite the impact of currency devaluations compared to the previous year and difficult economic conditions in many of the countries. Volumes in the region declined by 2 per cent mainly due to Brazil.

Total profit in Europe was down £ 11 million to £ 536 million, despite the strengthening of the euro. While there were good performances in Eastern and Central Europe, led by Russia and Romania, these were insufficient to cover the lower profit generated in Western Europe. Volumes were up 7 per cent with strong growth from Russia, Romania and Italy, partially offset by decreases in France and Germany.

In the Africa and Middle East region, profit at £ 337 million was up by £ 77 million. This very good performance was achieved despite the cost of continuing investments in this region and reflected generally good performances, as well as the favourable impact of the stronger South African rand. Volumes were up 7 per cent and net turnover at comparable rates of exchange was 14 per cent higher.

In the year to 31 December 2003, BAT carried out a detailed review of its manufacturing operations and organisational structure, including an initiative to reduce overheads and indirect costs, that resulted in the consolidation of its manufacturing operations in the UK, a major restructuring of its business in Canada and an agreed closure plan for a factory in Belgium. The operating results for the year included an exceptional charge of £ 437 million for these restructuring activities. In addition, BAT also included in its exceptional items for the year a write down of a loan to a joint venture of £ 87 million and the loss on the disposal of a subsidiary of its Canadian operation of £ 76 million.

Using BAT's adjusted diluted earnings per share as an indicator of its underlying performance, in the year to December 2003 earnings grew by 4 per cent to 69.21 pence per share, benefiting from the higher operating profit and the impact of its share buy-back programme. This trend continued in the quarter to March 2004 with adjusted earnings per share up 6 per cent on the comparable period.

During the year to 31 March 2004, Richemont received dividends from BAT on both its ordinary and preference shares totalling € 252 million.

Cash flow

	March 2004 € m	March 2003 € m
Operating profit	**296**	259
Depreciation and other non-cash items	**151**	228
Earnings before interest, tax and depreciation	**447**	487
Decrease in working capital	**114**	69
Cash generated from operations	**561**	556
Returns on investments and servicing of finance	**(26)**	(37)
Taxation paid	**(68)**	(125)
Net acquisitions of fixed assets	**(118)**	(180)
Free cash flow from operations	**349**	214
Dividends received from associate - BAT	**252**	258
Acquisition of subsidiary undertakings and minority interests, net of cash acquired	**(7)**	(106)
Other investing activities, net	**37**	17
Net cash inflow before financing activities	**631**	383
Dividends paid to unitholders	**(176)**	(178)
Buy-back of Richemont units, net	**(98)**	(31)
Other financing activities, net	**(13)**	(289)
Exchange rate effects	**29**	94
Increase/(decrease) in cash, cash equivalents and short-term borrowings	**373**	(21)
Cash and cash equivalents at beginning of year	(744)	(723)
Cash and cash equivalents at end of year	(371)	(744)
Long term borrowings	**(423)**	(433)
Net borrowings	(794)	(1 177)

Earnings before interest, tax and depreciation amounted to € 447 million, a decrease compared to the prior year largely due to the reduction in non-cash items in the year under review.

Working capital requirements decreased by € 114 million during the year, primarily reflecting the effective management of inventories. As a result, cash generated from operations increased by € 5 million to € 561 million.

Dividends received from BAT comprise the final dividend in respect of BAT's financial year ended 31 December 2002 and the interim dividend in respect of the 2003 financial year. Total dividends received amounted to € 252 million, including € 13 million in respect of the preference shares.

The reduction in fixed asset expenditure compared to the prior year reflects the planned slowdown in the growth of the retail network and after-sales service centre expansion programmes. After the enlargement of the Group's watch manufacturing capacity in recent years, the current year has seen lower levels of expenditure, the programme being largely completed. Gross capital expenditure amounting to € 134 million was broadly in line with the depreciation charge for the year.

Summarised balance sheet

	31 March 2004	31 March 2003
	€ m	€ m
Long-term assets		
Fixed assets	**743**	801
Investment in associated undertaking - BAT	**2 454**	2 590
Other long-term assets	**381**	1 165
	3 578	4 556
Net current assets	**2 359**	1 795
Net operating assets	**5 937**	6 351
Net borrowings	**(794)**	(1 177)
Cash	**186**	150
Bank loans and overdrafts	**(557)**	(894)
Short-term portion of long-term borrowings	**(359)**	(23)
Long-term borrowings	**(64)**	(410)
Other long-term liabilities	**(171)**	(176)
	4 972	4 998
Equity		
Unitholders' funds	**4 968**	4 992
Minority interests	**4**	6
	4 972	4 998

The carrying value of the 'Investment in associated undertaking – BAT', amounting to € 2 454 million, includes only the Group's investment in British American Tobacco ordinary shares. At 31 March 2004, the Group's interest in BAT ordinary shares amounted to 19.6 per cent and BAT's market capitalisation, based on 2 058 million total ordinary shares in issue, amounted to € 25 162 million (£ 16 841 million). The fair value of the Group's investment in BAT ordinary shares therefore amounted to € 4 927 million.

At March 2003, the Group's BAT preference shareholding was classified as a long-term asset and at March 2004 as a current asset, the valuation being determined by reference to the discounted present value of the redemption proceeds and the anticipated future dividend flows in the period to maturity. On 4 June 2004, the Group received the proceeds of the disposal of the preference shares amounting to € 828 million.

At 31 March 2004, the Group's net borrowings had been reduced by € 383 million to € 794 million. In addition to repayments effected during the year, this also reflects the weakening of the dollar and related currencies against the euro from March 2003 to March 2004.

Consolidated profit and loss account – on a reported basis

	March 2004 €m	March 2003 €m
Operating profit	**296**	259
Exceptional items	-	272
Profit before net investment income/(expense)	**296**	531
Net investment income/(expense)	**6**	(56)
Profit before taxation	**302**	475
Taxation	**(64)**	(50)
Profit after taxation	**238**	425
Minority interests	-	3
Net profit of the parent and its subsidiaries	**238**	428
Share of net profit of associated company	**82**	300
Share of net profit on an adjusted basis	**422**	486
Goodwill amortisation	**(196)**	(186)
Share of exceptional items reported by associate	**(144)**	-
Net profit of the Group on a reported basis	**320**	728
A summary of the effects of goodwill amortisation and exceptional items on unitholders' net profit is shown below:		
Net profit of the Group on a reported basis	**320**	728
Elimination of goodwill amortisation - associated company	**196**	186
Elimination of exceptional items	**144**	(272)
Gain arising on BAT preference shares	-	(301)
Write-down of Hanover Direct preference shares	-	29
Share of exceptional items reported by associated company	**144**	-
Net profit on an adjusted basis	**660**	642

After taking into account goodwill amortisation in respect of the Group's interest in British American Tobacco and exceptional items, net profit on a reported basis declined from € 728 million to € 320 million. Reflecting the accounting policy adopted by the Group in the previous financial year, goodwill arising from the acquisition of subsidiary companies is deducted immediately from unitholders' funds rather than being capitalised and amortised. All goodwill amortisation thus relates to the Group's interest in BAT, the Group's sole associated company.

The exceptional items reported by BAT for the year primarily related to restructuring costs in the UK and Canada, the Group's share of these costs amounting to € 144 million. In the prior year, BAT reported no exceptional items. Exceptional gains amounting to € 272 million in the comparative period reflect the Group's deemed sale of BAT preference shares, as a consequence of the issue of convertible warrants over these shares in January 2003, generating a gain of € 301 million, and an exceptional provision of € 29 million in respect of the Group's investment in Hanover Direct Inc., a former associate company.

Excluding goodwill amortisation and exceptional items from both periods, net profit of the Group on an adjusted basis increased by 3 per cent to € 660 million.

Proposed dividend

The Board of Directors has proposed a dividend of € 0.40 per unit, an increase of 25 per cent over the prior year's level. The dividend will be payable to unitholders on 27 September 2004.

Annual General Meeting

The Annual General Meeting of shareholders of Compagnie Financière Richemont SA will be held at 10.00 am in the 'Grande Salle' of the Hotel des Bergues, 33 Quai des Bergues, Geneva on Thursday, 16 September 2004.

Johann Rupert
Executive Chairman

Richard Lepeu
Group Finance Director

Compagnie Financière Richemont SA

Geneva, 10 June 2004

EXTRACTS FROM THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AT 31 MARCH 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 MARCH 2004

	Notes	2004 € m	2003 € m
Sales	1	**3 375**	3 651
Cost of sales		**(1 283)**	(1 367)
Gross profit		**2 092**	2 284
Net operating expenses	2	**(1 796)**	(2 025)
Operating profit		**296**	259
Exceptional items	3	**-**	272
Profit before net investment income/(expense)		**296**	531
Net investment income/(expense)	4	**6**	(56)
Profit before taxation		**302**	475
Taxation		**(64)**	(50)
Profit after taxation		**238**	425
Minority interests		**-**	3
Share of results of associated undertaking	5	**82**	300
Net profit		**320**	728

Earnings per unit	6	€	€
Earnings per unit on a reported basis - basic		**0.582**	1.309
Earnings per unit on a reported basis - fully diluted		**0.578**	1.307

A summary of net profit, adjusted to exclude the effects of goodwill amortisation and exceptional items, is set out below:

	Note	2004 € m	2003 € m
Net profit as reported		**320**	728
Goodwill amortisation in respect of associated undertaking		**196**	186
Exceptional items		**-**	(272)
Exceptional items reported by associated undertaking		**144**	-
Net profit on an adjusted basis		**660**	642

Earnings per unit	6	€	€
Earnings per unit on an adjusted basis - basic		**1.200**	1.155
Earnings per unit on an adjusted basis - fully diluted		**1.193**	1.153

The above summary of adjusted profit is supplementary to the requirements of Swiss generally accepted accounting principles.

CONSOLIDATED BALANCE SHEET
AT 31 MARCH 2004

	Notes	2004 € m	2003 € m
Long-term assets			
Property, plant and equipment		**684**	735
Intangible assets		**59**	66
Deferred tax assets		**187**	137
Investment in associated undertaking	*7*	**2 454**	2 590
Other long-term assets	*8*	**194**	991
		3 578	4 519
Net current assets			
Inventories	*9*	**1 402**	1 604
Debtors	*10*	**1 835**	950
Cash		**186**	150
Current assets		**3 423**	2 704
Bank loans and overdrafts		**(557)**	(894)
Short-term portion of long-term loans and finance leases		**(359)**	(23)
Accruals and deferred income		**(170)**	(171)
Other current liabilities	*11*	**(532)**	(333)
Current tax liabilities		**(97)**	(95)
Provisions		**(79)**	(123)
		1 629	1 065
		5 207	5 584
Equity			
Share capital		**334**	334
Participation reserve		**645**	645
Unitholders' capital		**979**	979
Treasury units		**(590)**	(487)
Retained earnings and other reserves		**4 579**	4 500
Unitholders' funds		**4 968**	4 992
Minority interests		**4**	6
		4 972	4 998
Long-term liabilities			
Borrowings		**64**	410
Secured call warrants		**-**	37
Provisions		**46**	53
Post-retirement and other benefit obligations		**89**	83
Deferred tax liabilities		**36**	3
		235	586
		5 207	5 584

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 MARCH 2004

	Note	2004 € m	2003 € m
Cash generated from operations	*12*	**561**	556
Interest income and similar items		**19**	10
Interest paid and similar items		**(32)**	(47)
Dividends from associated undertaking		**239**	258
Taxation paid		**(68)**	(125)
Net cash inflow from operating activities		**719**	652
Investing activities			
Acquisition of property, plant and equipment		**(124)**	(167)
Proceeds from disposal of property, plant and equipment		**14**	16
Acquisition of intangible assets		**(10)**	(30)
Proceeds from disposal of intangible assets		**2**	1
Acquisitions of subsidiary undertakings and minority interests, net of cash acquired		**(7)**	(106)
Disposal of associated undertaking		**1**	-
Proceeds from sale of secured call warrants		**-**	31
Proceeds from sale of assets held for resale		**55**	-
Acquisitions of other long-term assets		**(36)**	(30)
Proceeds from disposals of other long-term assets		**17**	16
Net cash used in investing activities		**(88)**	(269)
Net cash inflow before financing activities		**631**	383
Financing activities			
Proceeds from long-term borrowings		**303**	212
Repayments of long-term borrowings		**(317)**	(515)
Dividend paid on Richemont SA participation reserve		**(176)**	(178)
Dividend paid to minority interests		**-**	(3)
Buy-back of treasury units		**(123)**	(31)
Proceeds from sale of treasury units		**25**	-
Other		**1**	17
Net cash used in financing activities		**(287)**	(498)
Net cash inflow/(outflow) after financing activities		**344**	(115)
Effects of exchange rate movements		**29**	94
Net increase/(decrease) in cash and cash equivalents		**373**	(21)
Cash and cash equivalents at beginning of year		**(744)**	(723)
Cash and cash equivalents at end of year		**(371)**	(744)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 MARCH 2004

	Share capital €m	Participation reserve €m	Treasury units €m	Translation and other reserves €m	Retained earnings €m	Total unitholders' funds €m	Minority interests €m	Total €m
Balance at 1 April 2002 as previously reported	334	645	(376)	86	7 294	7 983	82	8 065
Effects of change in accounting policy	-	-	-	(14)	(3 124)	(3 138)	(32)	(3 170)
Balance at 1 April 2002 as restated	334	645	(376)	72	4 170	4 845	50	4 895
Exchange adjustments	-	-	-	(227)	(19)	(246)	-	(246)
BAT - change in percentage holding	-	-	-	-	(33)	(33)	-	(33)
Cash flow hedges								
- fair value gains	-	-	-	51	-	51	-	51
- transfers to the profit and loss account	-	-	-	1	-	1	-	1
Purchase of minority interests	-	-	-	-	-	-	(38)	(38)
Net profit	-	-	-	-	728	728	-	728
Loss attributable to minority interests	-	-	-	-	-	-	(3)	(3)
Goodwill set off against unitholders' funds	-	-	-	-	(39)	(39)	-	(39)
Net movement in treasury units	-	-	(111)	(26)	-	(137)	-	(137)
Dividend paid on Richemont SA participation reserve	-	-	-	-	(178)	(178)	-	(178)
Dividend paid to minority interests	-	-	-	-	-	-	(3)	(3)
Balance at 31 March 2003	334	645	(487)	(129)	4 629	4 992	6	4 998
Exchange adjustments	-	-	-	37	(59)	(22)	-	(22)
BAT								
- prior year adjustment reported by BAT	-	-	-	-	(42)	(42)	-	(42)
- change in percentage holding	-	-	-	-	33	33	-	33
Cash flow hedges								
- fair value gains	-	-	-	(24)	-	(24)	-	(24)
- transfers to the profit and loss account	-	-	-	(1)	-	(1)	-	(1)
Purchase of minority interests	-	-	-	-	-	-	(2)	(2)
Net profit	-	-	-	-	320	320	-	320
Goodwill set off against unitholders' funds	-	-	-	-	(3)	(3)	-	(3)
Net movement in treasury units	-	-	(103)	(8)	-	(111)	-	(111)
Release of unutilised restructuring provisions created on acquisition of subsidiary undertakings	-	-	-	-	2	2	-	2
Dividend paid on Richemont SA participation reserve	-	-	-	-	(176)	(176)	-	(176)
Balance at 31 March 2004	334	645	(590)	(125)	4 704	4 968	4	4 972

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AT 31 MARCH 2004

Note 1 – Sales

Analysis of sales by major product line

	2004 € m	2003 € m
Jewellery	**767**	815
Watches	**1 560**	1 705
Leather goods	**240**	270
Writing instruments	**273**	277
Clothing and other	**535**	584
	3 375	3 651

Analysis of sales by geographical area

	2004 € m	2003 € m
Europe	**1 458**	1 558
Japan	**625**	705
Asia-Pacific	**637**	695
Americas	**655**	693
	3 375	3 651

Note 2 – Net operating expenses

	2004 € m	2003 € m
Selling and distribution costs	**854**	932
Communication costs	**364**	392
Administration and other expenses	**578**	701
	1 796	2 025

Note 3 - Exceptional items

	2004 € m	2003 € m
Gain arising on BAT preference shares	-	301
Write down of originated investment in Hanover Direct	-	(29)
	-	272

a) Gain arising on British American Tobacco preference shares
The exceptional gain of € 301 million recognised in 2003 represents the gain arising from the revised accounting treatment in respect of the Group's holding of preference shares in British American Tobacco following the issue of call warrants.

b) Write down of originated investment in Hanover Direct
In May 2003, Richemont sold its remaining interest in Hanover Direct, Inc. to an independent investor group for US$ 40 million. The carrying value of the Hanover Direct preference shares at 31 March 2003 was accordingly written down to this figure.

Note 4 – Net investment income/(expense)

	2004 €m	2003 €m
Interest income and similar items	**5**	5
Interest expense and similar items	**(28)**	(41)
Fair value gains / (losses) on financial instruments	**29**	(20)
	6	(56)

Note 5 – Share of results of associated undertaking

The Group's share of the results of British American Tobacco is set out below:

	2004 €m	2003 €m
Operating profit	**782**	847
Goodwill amortisation	**(196)**	(186)
Exceptional items	**(144)**	-
Net interest expense	**(74)**	(60)
Profit before taxation	**368**	601
Taxation	**(243)**	(255)
Profit after taxation	**125**	346
Minority interests	**(43)**	(46)
Share of associate's results	**82**	300

Analysed as follows:	2004 €m	2003 €m
Share of profit on an adjusted basis	**422**	486
Goodwill amortisation	**(196)**	(186)
Amortisation charge in respect of associated undertaking	**(147)**	(143)
Amortisation charge reflected in the Group's share of the results of BAT	**(49)**	(43)
Exceptional items	**(144)**	-
Share of profit on a reported basis	**82**	300

Richemont accounts for its effective interest in British American Tobacco under the equity method. For the six month period to 30 September 2003, Richemont's effective interest in British American Tobacco was 19.2 per cent and for the six month period to 31 March 2004, 19.6 per cent. For the nine months ended 31 December 2002, the effective interest in British American Tobacco was 21.0 per cent representing its interest in both the ordinary and preference shares of British American Tobacco. With effect from 1 January 2003, as a result of the reclassification of the preference shares to other long–term assets, Richemont ceased to equity account for its interest in those preference shares. Accordingly, the Group equity accounted only its 18.6 per cent effective interest in the ordinary share capital of British American Tobacco during the three-month period ended 31 March 2003.

Richemont's share of the BAT exceptional charge, primarily relating to restructuring costs in the UK and Canada, amounted to € 144 million.

Note 6 – Earnings per unit

The Group has revised the basis on which it calculates fully diluted earnings per unit.

In accordance with International Financial Reporting Standards ('IFRS'), notional interest income on the funds invested in units acquired under the unit buy-back programme is no longer added back to net profit to determine fully diluted earnings per unit. Equally, the number of units to be used for the purposes of the calculation is no longer the aggregate of units in circulation together with those held in treasury, but is rather the weighted average number of units, adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options.

This involves a restatement of the comparative figure for fully diluted earnings per unit on a reported basis, which increases from € 1.290 to € 1.307. Similarly, the comparative figure for fully diluted earnings per unit on an adjusted basis increases from € 1.141 to € 1.153.

a) On a reported basis
Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 550.2 million units (2003: 556.0 million units), together with the net profit of the Group on a reported basis of € 320 million for the year (2003: € 728 million). The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to the 553.3 million units outstanding (2003: 556.8 million units) and net profit on a reported basis for the year of € 320 million (2003: € 728 million).

b) On an adjusted basis
Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 550.2 million units (2003: 556.0 million units), together with the net profit of the Group on an adjusted basis of € 660 million for the year (2003: € 642 million). The number of units outstanding takes into account the effects of the Group's buy-back programme.

Fully diluted earnings per unit is calculated by reference to the 553.3 million units outstanding (2003: 556.8 million units) and net profit on an adjusted basis for the year of € 660 million (2003: € 642 million).

Note 7 – Investment in associated undertaking

The Group's 19.6 per cent (2003: 18.6 per cent) effective interest in the ordinary shares of British American Tobacco at 31 March is analysed as follows:

	2004	2003
	€ m	€ m
Carrying value at 1 April	**2 590**	3 198
Prior year adjustment reported by BAT	**(42)**	-
Exchange adjustments	**16**	(95)
Reclassification of preference shares	**-**	(515)
Change in percentage holding	**33**	(33)
Net profit before goodwill amortisation	**278**	487
Amortisation of goodwill	**(196)**	(186)
Dividends paid	**(225)**	(266)
Carrying value at 31 March	**2 454**	2 590

	2004	2003
	€ m	€ m
British American Tobacco		
- Share of net tangible liabilities	**(1 011)**	(292)
- Goodwill	**1 151**	668
	140	376
Richemont		
- Goodwill arising on the Group's investment in BAT, net of amortisation	**2 314**	2 214
	2 454	2 590

Note 8 – Other long-term assets

	2004 €m	2003 €m
Originated investments		
- BAT preference shares		
- Carrying value	-	743
- Conversion rights	-	37
- Right to receive future dividend	-	30
Available-for-sale investments		
- Shares in unlisted undertakings	39	41
Other		
- Collections	74	71
- Other	81	69
	194	991

Note 9 – Inventories

	2004 €m	2003 €m
Raw materials and consumables	42	42
Work in progress	349	415
Finished goods and goods for resale	1 011	1 147
	1 402	1 604

Note 10 – Debtors

	2004 €m	2003 €m
Trade debtors	399	404
Other debtors	137	175
BAT preference shares and warrants	982	-
BAT ordinary and preference shares		
- dividends receivable	195	184
Assets held for resale		
- Hanover Direct preference shares	-	37
- Other	16	33
Prepayments and accrued income	106	117
	1 835	950

Note 11 – Other current liabilities

	2004 €m	2003 €m
Trade creditors	151	148
Secured call warrants	176	-
Other creditors	205	185
	532	333

In January 2003 the Group, through R&R Holdings, sold secured call warrants in respect of preference shares convertible into ordinary shares of British American Tobacco. These were exercised at the option of the warrant holders on 28th May 2004 at £ 6.75 per warrant. The carrying value of these warrants, previously classified as long-term liabilities, has been determined by reference to the market price as listed on the Luxembourg Stock Exchange as at 31 March 2004.

Note 12 – Cash inflow from operating activities

	2004 € m	2003 € m
Operating profit	**296**	259
Depreciation of property, plant and equipment	**131**	136
Amortisation of intangible assets	**14**	14
Other non-cash items	**6**	78
Decrease in inventories	**137**	34
(Increase)/decrease in debtors	**(11)**	49
Decrease in current liabilities	**(12)**	(14)
	561	556

Cash inflow from operating activities is stated before taxation, returns on investments and servicing of finance. The figure reflects underlying cash flows incurred in respect of each caption and specifically excludes foreign exchange effects, movements in non-operating assets and liabilities and changes in working capital as a result of acquisitions.

Appendix 1

Reclassification of the analysis of sales and profitability by business area

The Group's segmental analyses have been extended from four to five segments, with 'Leather and accessories Maisons' being separated from the segment previously entitled 'Textile, leather and other businesses'. The 'Leather and accessories Maisons' area includes the activities and results of Alfred Dunhill and Lancel only. In addition, restructuring and impairment charges for the year to March 2003 amounting to € 91 million have been allocated to the respective segments. The table below reconciles the previously reported figures to the restated figures.

	Year ended 31 March 2003 - as reported €m	New segment recognition €m	Reallocation of charges €m	Year ended 31 March 2003 - restated €m
Sales				
Jewellery Maisons	1 994	-	-	1 994
Specialist watchmakers	808	-	-	808
Writing instrument manufacturers	394	-	-	394
Leather & accessories Maisons	-	302	-	302
Other businesses	455	(302)	-	153
Total	3 651	-	-	3 651
Operating profit				
Jewellery Maisons	439	-	(18)	421
Specialist watchmakers	82	-	(2)	80
Writing instrument manufacturers	68	-	-	68
Leather & accessories Maisons	-	(55)	(52)	(107)
Other businesses	(71)	55	(9)	(25)
	518	-	(81)	437
Unallocated costs	(168)	-	(10)	(178)
	350	-	(91)	259
Restructuring & impairment charges	(91)	-	91	-
Operating profit	259	-	-	259

Appendix 2

Exchange rates used in the preparation of this document

The results of the Group's subsidiaries and its associate which do not report in euros have been translated at the following average rates of exchange against the euro. The balance sheet of those subsidiaries and the associate have been translated into euros at the closing rates set out below.

Average exchange rates against the euro	Year to March 2004	Year to March 2003
U.S. dollar	1.18	0.99
Japanese yen	132.6	121.0
Swiss franc	1.55	1.47
Pounds sterling	0.70	0.64
Closing exchange rates against the euro	**31 March 2004**	**31 March 2003**
U.S. dollar	1.23	1.09
Japanese yen	128.0	128.9
Swiss franc	1.56	1.48
Pounds sterling	0.67	0.69

Compagnie Financière Richemont SA

Registered office:

8 Boulevard James-Fazy
1201 Geneva
Switzerland
Tel: (+41) (0) 22 715 3500
Fax: (+41) (0) 22 715 3550

Richemont SA

Registered office:

35 Boulevard Prince Henri
L-1724 Luxembourg
Tel: (+352) 22 42 10
Fax: (+352) 22 42 19

Internet: www.richemont.com
Investor.relations@richemont.com
secretariat@richemont.com